UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

TARGET GLOBAL ACQUISITION I CORP.

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

G8675N 109

(CUSIP Number)

May 31, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G8675N 109	Schedule 13G

1	NAME OF REPORTING PERSON Target Global Sponsor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,521,724 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,521,724 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,521,724 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.35%(1)
12	TYPE OF REPORTING PERSON OO

CUSIP No. G8675N 109	Schedule 13G

1	NAME OF REPORTING PERSON Shmuel Chafets
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States, Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 100,000(2)
	6	SHARED VOTING POWER 1,521,724 (1)
	7	SOLE DISPOSITIVE POWER 100,000(2)
	8	SHARED DISPOSITIVE POWER 1,521,724 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,724 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.43%(1)(2)
12	TYPE OF REPORTING PERSON IN

CUSIP No. G8675N 109	Schedule 13G

1	NAME OF REPORTING PERSON Yaron Valler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,521,724 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,521,724 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,521,724 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.35%(1)
12	TYPE OF REPORTING PERSON IN

(1) On May 31, 2024, Target Global Sponsor Ltd., a Cayman Islands exempt company (the “Reporting Person”), entered into a Securities Assignment Agreement pursuant to which the Reporting Person transferred and assigned to CIIG Management III LLC 3,533,191 Class A ordinary shares for an aggregate purchase price of $16,441 and 17,500 Class B ordinary shares for an aggregate purchase price of $81. As a result, the Reporting Person owns 1,514,224 Class A Ordinary Shares and 7,500 Class B Ordinary Shares of the Issuer as of the date hereof. The Reporting Person is the sponsor of the Issuer. The Class B Ordinary Shares of the Issuer are automatically convertible into Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253732). The percentage shown under Item 11 reflects the Reporting Person’s beneficial ownership of both Class A and Class B Ordinary Shares of the Issuer. For further information, please see Item 4 below.

(2) On June 11, 2023, the Issuer issued 100,000 Class A Ordinary Shares, par value $0.0001 per share to Mr. Shmuel Chafets, upon the conversion of an equal number of the Issuer’s Class B Ordinary Shares held by Mr. Chafets previously. As a result, Mr. Chafets directly owns 100,000 Class A Ordinary Shares of the Issuer as of the date of this report. The percentage shown under Item 11 reflects Mr. Chafet’s sole and shared beneficial ownership of both Class A and Class B Ordinary Shares of the Issuer.

Item 1(a). Name of Issuer:

Target Global Acquisition I Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

PO Box 10176, Governor’s Square

23 Lime Tree Bay Avenue, Grand Cayman

KY1-1002, Cayman Islands

Item 2(a). Name of Person Filing:

Target Global Sponsor Ltd. (the “Reporting Person”)

Shmuel Chafets

Yaron Valler

Item 2(b). Address of Principal Business Office or, if none, Residence:

For each of Target Global Sponsor Ltd., Shmuel Chafets and Yaron Valler – PO Box 10176, 23 Lime Tree Bay Avenue, Grand Cayman KY1-1002, Cayman Islands

Item 2(c). Citizenship:

Target Global Sponsor Ltd. – Cayman Islands

Shmuel Chafets – United States, Israel

Yaron Valler – Israel

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G8675N 109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On May 31, 2024, Target Global Sponsor Ltd., a Cayman Islands exempt company (the “Reporting Person”), entered into a Securities Assignment Agreement pursuant to which the Reporting Person transferred and assigned to CIIG Management III LLC 3,533,191 Class A ordinary shares for an aggregate purchase price of $16,441 and 17,500 Class B ordinary shares for an aggregate purchase price of $81. As a result, the Reporting Person owns 1,514,224 Class A Ordinary Shares and 7,500 Class B Ordinary Shares of the Issuer as of the date hereof.

As a result, as of the date hereof, the Reporting Person may be deemed to beneficially own:

(i)	1,514,224 of the Issuer’s Class A Ordinary Shares, representing 16.27% of the total Class A and Class B Ordinary Shares issued and outstanding and

(ii)

7,500 of the Issuer’s Class B Ordinary Shares, representing 0.081% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253732).

The shares reported above are held in the name of Target Global Sponsor Ltd. (the “sponsor”), a Cayman Islands exempt company with its registered address at PO Box 10176, Governor’s Square, 23 Lime Tree Bay Avenue, KY1-1002, Cayman Islands. As of June 24, 2024, the sponsor was controlled by Shmuel Chafets and Yaron Valler, who at that time had voting and investment discretion in respect of the shares held of record by the sponsor and therefore may have been deemed to have shared beneficial ownership of the shares held by the sponsor. Each of Shmuel Chafets and Yaron Valler disclaims beneficial ownership of the shares held by the sponsor except to the extent of his pecuniary interest therein, directly or indirectly.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2024

Target Global Sponsor Ltd.

By:	/s/ Heiko Dimmerling
Name: Heiko Dimmerling
Title: Authorized Signatory

Shmuel Chafets

By:	/s/ Shmuel Chafets

Yaron Valler

By:	/s/ Yaron Valler

Exhibit Index

Exhibit	Description

Exhibit A	Joint Filing Agreement dated June 24, 2024, by and among Target Global Sponsor Ltd., Shmuel Chafets and Yaron Valler.